UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras reports on the construction of RNEST's second train

—

Rio de Janeiro, June 16, 2025 – Petróleo Brasileiro S.A. – Petrobras announces, following up on the release of June 29, 2023, that it has signed the first three contracts with Consag Engenharia S.A., as a result of competitive bidding, for the completion of the construction of Train 2 of the Abreu e Lima Refinery (RNEST), in Pernambuco. These contracts, amounting to approximately R$ 4.9 billion, include the implementation of the Coking Unit (UCR), the Diesel Hydrotreating Unit (UHDT-D) and the Atmospheric Distillation Unit (UDA). The amount is already included in the 2025-2029 Business Plan. The completion of the project will also include other service packages, which are currently being tendered.

The ongoing implementation of Train 2 at RNEST is based on a careful assessment of the project which confirmed its economic attractiveness, considering the premises of the 2025-2029 Business Plan. The decision was submitted for approval by the competent bodies, in accordance with the company's governance procedures.

The UCR will have the potential to process up to 75,000 barrels/day of cargo, while the UHDT-D will be able to operate with up to 82,000 barrels/day. The UDA will have a capacity of 130,000 barrels/day. These volumes highlight the importance of RNEST in expanding the production of higher value-added oil products in Petrobras' refining system, promoting gains in productivity and contributing to the supply of low-sulphur fuels.

The units are expected to start operation in 2029, doubling the refinery's installed capacity from the current 130,000 barrels/day to 260,000 barrels/day, making it Petrobras' second largest refinery in terms of oil processing capacity.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that reflect the expectations of the Company's officers. The terms “anticipates,” “believes,” “expects,” “predicts,” “intends,” “plans,” “projects,” “aims,” “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer